Exhibit 12

(thousands of US dollars)

Ratio of earnings to fixed charges*	IFRS
	2008	2009	2010
Earnings
Pre-Tax earnings	516,810	358,133	898,767
Interest expense	184,830	193,872	213,912
Total earnings	701,640	552,005	1,112,679
Fixed charges
Interest expense	184,830	193,872	213,912
Capitalized interest	9,053	8,868	8,613
Total fixed charges	193,883	202,740	222,525

Ratio of earnings to fixed charges	3.6	2.7	5.0